NuState Energy Holdings, Inc. 1201 Main Street, Suite 1980 Columbia, SC 29201 (803) 931-6377 May 8, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen
Special Counsel

	Re:	NuState Energy Holdings, Inc.
Amendment No. 1 to Form 10-12G
Filed January 28, 2013
File No. 000-25753

Dear Ms. Nguyen:

On behalf of NuState Energy Holdings, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated February 21, 2013 (the “Comment Letter”) relating to the Registration Statement on Form 10-12G (the “Form 10”) submitted by the Company on January 28, 2013. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing Amendment No. 2 to the Form 10 (“Amendment No. 2”) reflecting, as appropriate, the responses to the Staff’s comments contained herein, and which also includes the Company’s financial statements for the six-month period ended December 31, 2012, replacing the financial statements for the period ended September 20, 2012, which have exceeded the 135 days reliance period.

Securities and Exchange Commission
May 8, 2013

General

1.
Please be advised that your registration statement will automatically become effective 60 days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.  Please confirm your understanding.

Response:

We understand that our registration statement will automatically become effective 60 days after filing, and that upon effectiveness, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.

2.   Please update the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response:

We have updated our financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

3.   Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise the registration statement to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Securities and Exchange Commission
May 8, 2013

In addition, consider describing the extent to which any of these exemptions are available to you as a “smaller reporting company.”

Response:

We have revised our registration statement to describe when a company may lose emerging growth status, to describe the various exemptions that are available to us, and to state our election to opt out of the extended transition period for complying with new or revised accounting standards, and to include a statement that this election is irrevocable. In addition, we have revised our registration statement to describe which of these exemptions are available to us as a “smaller reporting company.”

Item 1. Business, page 3

Description of Business, page 3

1.
Please revise to disclose in one of the opening paragraphs your assets and liabilities as of the end of your most recent interim period.  Also clarify that your auditors have issued a going concern opinion on your audited financial statements.  Additionally, please revise to disclose your cash on hand as of the most recent practicable date, your monthly “burn rate,” pre and post-registration, and the month you will run out of funds without additional capital.  Also revise to state, if true, that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each.

Response:
We have revised our Description of Business to disclose in one of the opening paragraphs our assets and liabilities as of the end of our most recent interim period and to clarify that our auditors have issued a going concern opinion on our audited financial statements. We have also revised this section to disclose our cash on hand as of the most recent practicable date, our monthly burn rate, pre and post-registration, and the month we will run out of funds without additional capital. We have also revised this section to state that we must raise additional capital in order to continue operations and to implement our plan of operations, and to quantify the amounts needed for each.

2.
Please revise this section to provide a more detailed plan of operations addressing how you intend to evaluate and select a business opportunity.  Please describe each step that you will take, a timeline discussing when you will begin and end each step, the approximate amount of time required, and an estimate of the amount of necessary funds. Please also revise the Plan of Operations section on page 8 accordingly.

Securities and Exchange Commission
May 8, 2013

Response:
We have revised our Description of Business and Plan of Operations to provide a more detailed plan of operations addressing how we intend to evaluate and select a business opportunity. We have also included a description of each step we will take, a timeline discussing when we will begin and end each step, the approximate amount of time required, and an estimate of the amount of necessary funds.

3.	Please revise to clarify in one of your introductory paragraphs whether your search for a business opportunity is limited to the country of Suriname.

Response:
We have revised our Description of Business to clarify in our 11th introductory paragraph that our search for a business opportunity is not limited to the country of Suriname.

Item IA. Risk Factors, page 5

4.	Please revise to include a risk factor discussing and quantifying the anticipated costs of being a public company as compared to your limited cash on hand.

Response:
We have revised our Risk Factors to include a risk factor discussing and quantifying the anticipated costs of being a public company as compared to our limited cash on hand.

5.	Please revise to include a risk factor discussing the difficulties in having acceptable internal controls over financial reporting with only one officer and director.

Response:
We have revised our Risk Factors to include a risk factor discussing the difficulties in having acceptable internal controls over financial reporting with only one officer and director.

6.
Given your status as a “shell company,” please revise to include a risk factor to caution investors as to the highly illiquid nature of an investment in your shares of common stock.  Please discuss the restrictions imposed on such companies including the unavailability of Rule 144 of the Securities Act of 1933 for the resale of restricted securities.

Securities and Exchange Commission
May 8, 2013

Response:
We have revised our Risk Factors to include a risk factor to caution investors as to the highly illiquid nature of an investment in our shares of common stock, given our status as a shell company. We have also revised our Risk Factors to discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for the resale of restricted securities.

7.
We note that you have two subsidiaries which filed for bankruptcy protection.  Please revise to include, to the extent applicable, a risk factor discussing these pending bankruptcies and any associated risks.

Response:
We have revised our Risk Factors to include a risk factor discussing the pending bankruptcies of two of our subsidiaries, and any associated risks.

8.	Please revise to add a risk factor to discuss the current state of the economy and how economic conditions may affect your ability to obtain financing and to complete a merger or acquisition.

Response:
We have revised our Risk Factors to include a risk factor to discuss the current state of the economy and how economic conditions may affect our ability to obtain financing and to complete a merger or acquisition.

9.	We note that you have accrued compensation expenses of $1,451,000 as of September 30, 2012 as disclosed on page F-18. Please revise to include a risk factor discussing these accrued expenses and any associated risks.

Response:
We have revised our Risk Factors to include a risk factor discussing our accrued compensation expenses and any associated risks.

10.	We note that you have certain notes and convertible notes outstanding totaling $1,933,000 with accrued interest of $1,073,000 as disclosed on pages F-27 and F-28. We also note that certain of these notes appear to have matured. Please revise to include a risk factor discussing these outstanding notes and any associated risks. Please discuss, to the extent applicable, whether these notes are in default and accruing interest at default rates and what remedies and recourse the holders of these notes may have to collect past due amounts.

Response:
We have revised our Risk Factors to include a risk factor discussing our outstanding notes and convertible notes with accrued interest and any associated risks. We have also included a discussion addressing whether these notes are in default and accruing interest at default rates, and what remedies and recourse the holders of these notes may have to collect past due amounts.

Securities and Exchange Commission
May 8, 2013

11.
We note that your Series B Preferred Stock is entitled to accrued dividends of $317,000 as of September 30, 2012 as disclosed on page F-29.  Please revise to include a risk factor discussing these accrued dividends and any associated risks.

Response:
We have revised our Risk Factors to include a risk factor discussing our accrued dividends and any associated risks.

12.	We note disclosure on page 4 which states that you anticipate developing new business arrangements in the country of Suriname in the future. We further note that your principal executive office is located in the United States. Please revise to include a risk factor to describe the attendant risks of entering into a transaction with a business in a foreign jurisdiction.

Response:
We have revised our Risk Factors to include a risk factor to describe the attendant risks of entering into a transaction with a business in a foreign jurisdiction.

Our auditors have raised substantial doubts as to our ability to continue, page 5

13.	We note your disclosure that you anticipate incurring losses in future periods. Please revise to quantify the amount of losses that you expect to incur in future periods or alternatively quantify your expected monthly “burn rate,” post-registration.

Response:
We have revised risk factor to quantify our expected monthly burn rate, post-registration.

We currently have a working capital deficit and are uncertain, page 6

14.	Please revise the risk factor to disclose your current limited assets.

Response:
We have revised our working capital deficit risk factor to disclose our current limited assets.

The concentration of share ownership by company insiders, page 7

Securities and Exchange Commission
May 8, 2013

15.	Please revise the first sentence to quantify the “significant ownership” of company insiders.

Response:
We have revised the first sentence of this section to quantify the significant ownership of company insiders.

Our common stock is quoted in the over the counter market on the Pink Sheets, page 7

16.	We note your reference to the “Pink Sheets.” Please revise to update such reference to the “OTC Pink” throughout the registration statement.

Response:
We have revised our registration statement to update references to the “Pink Sheets” to the “OTC Pink” throughout the registration statement.

 Management’s  Discussion and Analysis of Financial Condition, page 8

17.	We note your disclosure in the introductory paragraph includes a reference to “this Form10-K.” Please revise the associated disclosure to reflect its inclusion in this registration statement. We also note that the year references in the first sentence do not correspond with the attached financial statements. Please revise.

Response:
We have revised this disclosure to reflect its inclusion in this registration statement (Form 10) and revised the year references in the first sentence to correspond with the attached financial statements.

Liquidity and Capital Resources, page 12

18.
We note your disclosure that your cash position is insufficient to satisfy your cash requirements through June 30, 2013. Please revise to disclose your cash on hand as of the most recent practicable date. Please also revise to detail and quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements, the timing of such demands, and the impact on the company if the funding cannot be obtained.  In this regard, we note your limited cash of $4,921, your current liabilities of $4,900,390, your anticipated public company reporting costs of $300,000 per year, your monthly rent of $350 and that you will need additional financing to identify a potential business opportunity and to consummate any such acquisition.

Response:
We have revised our Liquidity and Capital Resources section to disclosure our cash on hand as of the most recent practicable date and to detail and quantify our expected near term and long term financing requirements, the timing of such demands, and the impact on the Company if the funding cannot be obtained.

Securities and Exchange Commission
May 8, 2013

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 15

19.
We note that the information in this section has been provided as of September 30, 2012. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response:
We have revised our Security Ownership of Certain Beneficial Owners and Management section to provide the required information as of the most recent practicable date.

Item 5. Directors and Executive Officers, page 18

20.
Please revise to remove all marketing language from the biography of Mr. Yates.  In this regard, we note the references to transforming a struggling mobile solution provider into a key market segment leader and Mr. Yates’ greatest strength being his ability to assemble all-star talent and building strategic relationships.

Response:
We have revised our Directors and Executive Officers section to remove all marketing language from the biography of Mr. Yates.

Item 6. Executive Compensation, page 18

Summary Compensation Table, page 18

21.
We note your disclosure in the introductory paragraph includes references to September30, 2012.  Please revise to reference your last completed fiscal year.  In this regard, we note that your last completed fiscal year ended June 30, 2012.

Response:
We have revised our Summary Compensation Table introductory paragraph to reference our last completed fiscal year of June 30, 2012.

22.	Please revise the Summary Compensation Table and the Outstanding Equity Awards at Fiscal Year End Table to include information for your interim chief operating officer or advise.

Response:
We have revised our Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End Table to include information about our interim chief operating officer.

Securities and Exchange Commission
May 8, 2013

Item 7. Certain Relationships and Related Transactions, page 20

23.
We note your disclosure that there were no related transactions since the beginning of the last completed fiscal year. We note, however, that you have entered into certain consulting agreements with entities related to your named executive officers.  We also note that you appear to have entered into certain financing transactions with certain stockholders in the form of notes or convertible notes. Please revise this section to include the information required by Items 404(a) and 404(d) of Regulation S-K or advise.

Response:
We have revised our Certain Relationships and Related Transactions disclosure to include information required by Items 404(a) and 404(d) of Regulation S-K relating to certain consulting agreements with entities related to our named executive officers and certain financing transactions with certain stockholders in the form of notes or convertible notes.

Item 11. Description  of  Registrant’s  Securities  to  be  Registered,  page  23

Common Stock, page 24

24.
We note your disclosure that all of the outstanding shares of common stock are fully paid and non-assessable.  This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Response:
We have deleted the disclosure that all of the outstanding shares of common stock are fully paid and non-assessable from our Description of Registrant’s Securities to be Registered.

Item 15. Financial Statements and Exhibits, page 26

25.	Please revise the exhibits list to indicate that you will file the consulting agreement with Mobile Software Team, LLC as a material contract.

Response:
We have revised the exhibits list to indicate that we will file the consulting agreement with Mobile Software Team, LLC as a material contract.

26.
We note that as of September 30, 2012 that you had $3,058,823 of notes and convertible notes payable including accrued interest less unamortized debt discounts.  Please revise the exhibits list to indicate that you will file each note or convertible note outstanding as a material contract.

Securities and Exchange Commission
May 8, 2013

Response:
We have revised the exhibits list to indicate that we will file each note or convertible note outstanding as of the most recent interim period presented as a material contract. Please note our filing excludes an exhibit for a claim of $50,000, accruing at 16% per annum, which is included in our notes and convertible notes payable on our balance sheet.

Consolidated Statement of Cash Flows for the three months ended September 30, 2012

27.
We note that you have reflected the gain on extinguishment of debt associated with your discontinued operations as a cash flow from operating activities in your consolidated statement of cash flows.  As this appears to be a non-cash transaction, please revise to eliminate this non-cash transaction from your consolidated statement of cash flows. Refer to the guidance outlined in ASC 230.

Response:
We have revised our Consolidated Statement of Cash Flows to eliminate the non-cash transaction relating to the gain on extinguishment of debt associated with our discontinued operations from our consolidated statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Securities and Exchange Commission
May 8, 2013

If you have any questions with respect to the foregoing, please contact me at (803) 931-6377.

Very truly yours,
/s/ Kevin Yates
Kevin Yates